082-04804

UBA

RECEIVED

2009 OCT 20 P 3:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 16, 2009

The US Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3-9
Washington DC 20549
USA

SUPPL

Dear Sir,

UNITED BANK FOR AFRICA PLC- UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 30TH SEPTEMBER 2009

Please find attached a copy of the Bank's unaudited financial statements for the period ended 30 September, 2009 for your information and records.

Kindly acknowledge receipt.

Thank you.

Yours faithfully,
For: **UNITED BANK FOR AFRICA PLC**

Samuel Adikamkwu
Company Secretary

09047167

Dw 10/21

www.ubagroup.com

United Bank for Africa plc. RC No. 2457
UBA House, 57 Marina, Lagos
P.O. Box 2406 Tel. 2807000 Fax: 2620371
info@ubagroup.com, Swift add. UNAFNGLA

UBA

United Bank for Africa Plc
RC 2457

STATEMENT TO THE NIGERIAN STOCK EXCHANGE AND SHAREHOLDERS ON THE UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 30TH SEPTEMBER 2009

The Board of United Bank for Africa Plc presents the Group's unaudited results for the period ended 30th September, 2009.

Fourth Quarter Results

	2009		2008	Change
	N'm	N'm	N'm	%
PROFIT AND LOSS ACCOUNT				
Gross earnings		198,148	169,581	16.9
Profit Before Tax and Exceptional Items		36,044	56,815	(36.6)
Less Exceptional Items:				
▪ Special assets	5,614			
▪ Exceptional provisions by the Bank as at 30 June'09	16,652			
▪ Additional provisions deriving from CBN/NDIC special examination	40,000			
▪ Special recovery	(21,190)			
Total		41,076	8,786	
(Loss)/Profit Before Tax after Exceptional Items		(5,032)	48,029	(110.5)
Taxation		(2,260)	(7,204)	68.6
(Loss)/Profit After Tax and Exceptional Items		**(7,292)**	**40,825**	(117.9)
BALANCE SHEET				
Assets				
Cash and short term funds		115,300	200,820	(42.6)
Due from other banks and financial institutions		489,579	574,295	(14.8)
Treasury bills and Government Bonds		151,951	256,368	(40.7)
Investments		84,141	46,021	82.8
Loans and advances		545,001	447,618	21.8
Other assets		78,174	86,294	(9.4)
Fixed assets		94,455	61,575	53.4
Goodwill		3,511	-	
TOTAL ASSETS		**1,562,112**	**1,672,991**	(6.6)
Liabilities				
Deposits, Liabilities and Managed fund		1,262,039	1,373,847	(8.1)
Other Liabilities		106,661	104,281	2.3
TOTAL LIABILITIES		1,368,700	1,478,129	(7.4)
Shareholders' funds & minority interest		193,412	194,862	(0.7)
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS		1,562,112	1,672,991	(6.6)
Balance sheet size		2,141,238	**2,289,725**	(6.5)

The Group recorded an improvement of 16.9% in Gross Earnings over prior year, but closed the period with a year-to-date loss before tax of N5.03billion.

This loss is largely attributable to an exceptional charge of N40billion arising from the special examination conducted by a joint CBN/NDIC team. With this, the Bank has made full provisions as advised by CBN/NDIC.

Notwithstanding the challenging operating environment, the bank remains committed to its goals and is optimistic about its performance in coming periods.

DATED THIS 15TH DAY OF OCTOBER 2009
BY ORDER OF THE BOARD

Samuel Adikamkwu
Company Secretary/Group Counsel, United Bank for Africa

Head Office: 57, Marina, Lagos, P.O. Box 2406. Tel: +234(1)2644651-700 E-mail: info@ubagroup.com, Swift add. UNAFNGLA